OMB APPROVAL
OMB NUMBER 3235-0123
EXPIRES January 31, 2007
EST. AVG. BURDEN HRS. PER RESPONSE 12.00

06008963

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CM

9/7

U.S. SECU... COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-35359**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) **AND ENDING** December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer: U.S. Bancorp Investments, Inc.

Official Use Only

Firm ID No. 17868

Address of Principal Place of Business:
60 Livingston Road
(No. and Street)

Saint Paul	Minnesota	55107
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Trudi M. Buckley — (314) 418-1585
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name—if individual, state last, first, middle name)

220 South Sixth Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
✔ Certified Public Accountant
___Public Accountant
___Accountant not resident in U.S. or any of its possessions.

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, **Daniel J. Trueman,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.** as of **December 31, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

SVP-Chief Financial Officer

Title

Subscribed and sworn to before me this 22nd Day of February, 2006.

Notary Public

THEA M. JESTES
St. Louis City County
NOTARY PUBLIC
Comm # 05515958
NOTARY SEAL
EXPIRES 04-03-2009
STATE OF MISSOURI

My commission expires:__________

This report** contains (check all applicable boxes):

- ✔ (a) Facing page.
- ✔ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✔ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 20, 2006

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and due from affiliates	$ 97,073,978
Receivables:	
Customers	26,946,691
Brokers, dealers, and clearing organizations	14,238,790
Affiliates	105,439
Investments in limited partnerships	2,412,088
Fixed assets, at cost, net of accumulated depreciation and amortization of $8,117,058	336,553
Goodwill	31,306,666
Other assets	1,175,130
Total assets	$173,595,335
Liabilities and stockholder's equity	
Payables:	
Customers	$ 17,643,127
Brokers, dealers, and clearing organizations	1,136,107
Affiliates	1,097,927
Accrued compensation	11,121,754
Deferred tax liability	2,846,829
Other liabilities and accrued expenses	6,096,856
Total liabilities	39,942,600
Stockholder's equity:	
Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	184,627,587
Accumulated deficit	(50,975,852)
Total stockholder's equity	133,652,735
Total liabilities and stockholder's equity	$173,595,335

See accompanying notes.

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), is a National Association of Securities Dealers, Inc. (NASD) registered securities broker-dealer. The Company trades and effects transactions in listed and unlisted equity securities, U.S. government securities, and corporate and municipal securities. The Company also sells fixed and variable annuities and mutual fund shares, acts as a broker of option contracts, and provides other financial services to retail customers through its bank branch-based registered representatives.

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. The Company's results may be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 13, Transactions With Affiliates.

2. Summary of Significant Accounting Policies

Cash and Due From Affiliates

Cash and due from affiliates includes cash and investments in affiliated money market funds and investments with maturities of less than three months from purchase.

Cash Segregated Under Federal and Other Regulations

Included in cash at December 31, 2005, is $9,000,000 of cash segregated and secured in accordance with federal and other regulations.

Investments in Limited Partnerships

The Company invests in limited partnership interests in private equity funds and uses the equity method of accounting. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

Fixed Assets

Fixed assets include office equipment, software, and leasehold improvements. Depreciation of office equipment and software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

2. Summary of Significant Accounting Policies (continued)

Goodwill

The price paid over the net fair value of acquired businesses (goodwill) is not amortized. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the business based on market prices for similar businesses, if available, and the present value of the estimated future cash flows associated with the business. During 2005, the Company completed its impairment assessment and concluded that no impairment existed at the time of the assessment.

Stock-Based Compensation

Certain of the Company's employees are granted stock options to purchase common stock of the Parent. Stock option grants are for a fixed number of shares at an exercise price equal to the fair value of the shares at the date of grant. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years. The Company recognizes stock-based compensation in its results of operations utilizing the fair value method under Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. The Company recognizes compensation expense for the estimated fair value of all employee stock options granted, modified, or settled in fiscal years beginning January 1, 1995.

Please refer to Note 14, Employee Benefit Plans and Stock-Based Compensation, for further detail.

Fair Value of Financial Instruments

At December 31, 2005, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. For state tax purposes, the Company is also included in the filing of any unitary state returns with USB and its affiliates when permitted. Payments are made to or received from USB each quarter for federal taxes based on the Company's estimated share of the consolidated federal tax liability. Payments are made to or received from USB annually for state income taxes based on the state taxable income for the consolidated group and the Company's state apportionment factors. Deferred taxes are recorded based upon differences between the statement of financial condition and tax basis of assets and liabilities.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Recognition

Commission revenue and expense are recorded on a settlement-date basis, which does not differ materially from a trade-date basis. Trailer commission revenue is recorded on an accrual basis. No allowance has been established for receivables, as management believes the receivable amounts are collectible in their entirety.

The Company distributes annuity and mutual fund products for third parties and affiliates (Product Partners). As part of these arrangements, the Product Partners provide financial support for marketing and other sales initiatives.

The Company does not record these amounts as revenue, as the Company intends to utilize all amounts received for marketing and sales initiatives per its commitment to the Product Partners under these arrangements. The Company records a liability for these amounts when received from the Product Partners and charges the liability when the associated expenditures are made.

3. Accounting Changes

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) (SFAS No. 123R), *Share-Based Payment*, a revision of SFAS No. 123. SFAS No. 123R requires companies to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award. This statement eliminates the use of the alternative intrinsic value method of accounting that was allowed when SFAS No. 123 was originally issued. The provisions of this statement are effective in the first interim reporting period beginning after June 15, 2005. Because the Company retroactively adopted the fair value method in 2003, the revised statement will not have a significant impact on the Company's statement of financial condition. In conjunction with the adoption of SFAS No. 123R, the Company plans to change from an accelerated to a straight-line method of expense attribution effective January 1, 2006, for new stock-based awards. In addition, the Company currently recognizes compensation cost over the normal vesting period for awards subject to continued vesting upon the employee's retirement. Upon the adoption of SFAS No. 123R, the Company must change this policy to amortize the expense over the period that the employee is required to provide future services. This change is not expected to have a material impact on the Company's statement of financial condition.

4. Receivables From and Payables to Customers

Amounts receivable from customers include:	
Cash transactions	$ 2,249,748
Fee income	823,169
Margin accounts	23,873,774
Total receivables	$26,946,691

Accounts payable to customers include:	
Cash transactions	$17,643,127

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:	
Receivables from brokers, dealers, and clearing organizations	$11,667,045
Securities failed to deliver	2,571,745
Total receivables	$14,238,790
Payables to brokers, dealers, and clearing organizations include:	
Securities failed to receive	$ 750,539
Payables to brokers, dealers, and clearing organizations	385,568
Total payables	$ 1,136,107

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

6. Investments

At December 31, 2005, the Company's investments are as follows:

Investments in limited partnerships	$2,374,951
Stocks and warrants	25,287
Government securities	495
Other securities	11,355
	$2,412,088

7. Fixed Assets

At December 31, 2005, the Company's fixed assets are as follows:

Fixed assets:	
Office equipment	$6,695,410
Leasehold improvements	339,179
Computer software	1,419,022
Total fixed assets	8,453,611
Less accumulated depreciation and amortization	8,117,058
Net fixed assets	$ 336,553

8. Other Assets

At December 31, 2005, the Company's other assets are as follows:

Other assets:	
Prepaid expenses	$ 870,342
Accrued interest receivable	126,594
NASD member stock	3,300
Other	174,894
	$1,175,130

9. Borrowings

At December 31, 2005, the Company had a $500,000,000 secured borrowing facility with U.S. Bank National Association (USBNA), an affiliate of the Company. This facility is collateralized by the pledge of a savings account on USBNA, owned by USB. This facility can be accessed if there is money deposited in this account. At December 31, 2005, the Company had no outstanding borrowings on the secured facility from USBNA. There was $350,000,000 on deposit in the savings account as collateral for a loan to the Company.

In addition, the Company has a $50,000,000 secured line from USBNA, borrowings under which are to be collateralized by securities held in customers' margin accounts and trading securities owned. At December 31, 2005, the Company had no outstanding borrowings on this facility.

10. Contingent Liabilities

The Company is involved in various lawsuits, arbitration proceedings, threatened lawsuits, and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the statement of financial condition.

11. Lease Commitments

The Company leases office space under a noncancelable lease agreement that expires in November 2006. Total future minimum payments, net of sublease rentals, under this operating lease consist of $148,571 at December 31, 2005.

12. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2005, the Company held securities with a fair value of $22,789,201, of which none have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet market risk in the event that prices increase, as the Company may be obligated to acquire the securities at market prices in excess of the values recorded.

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. At December 31, 2005, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.

13. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions include fees for the underwriting and selling of affiliated mutual funds, financing costs, royalty fees for the use of USB's name, costs for personnel, occupancy, and general and administrative services.

At December 31, 2005, the Company had invested $16,626,120 in affiliated money market funds, which is included in cash and due from affiliates in the statement of financial condition.

Additionally, the Company obtains financing from USBNA to fund the Company's operating and investing activities. Such financing is more fully described in Note 9, Borrowings.

14. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible company employees participate in the pension plan of USB. Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service. Plan assets primarily consist of various equity mutual funds, USB stock, and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits to retired employees through postretirement benefit plans offered by USB. Generally, all employees may become eligible for retiree healthcare benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100% matched by the Company, up to the first 4% of an employee's compensation. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching

14. Employee Benefit Plans and Stock-Based Compensation (continued)

contribution. All of the Company's matching contributions are initially invested in USB common stock, but an employee is allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

As discussed in Note 2, Summary of Significant Accounting Policies, certain of the Company's employees have the option to participate in stock incentive plans offered by USB, which include incentive stock options with an exercise price generally equal to the fair value of the underlying stock at the date of grant and other stock-based awards. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years.

The following table summarizes USB stock awards outstanding and weighted average exercise price for the Company's employees at December 31, 2005:

	Options Outstanding			Exercisable Options	
Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$10.01–$20.00	400,214	5.7	$18.86	391,957	$18.85
$20.01–$30.00	798,207	6.0	22.91	568,744	22.96
$30.01–$37.15	67,070	8.2	30.30	9,552	31.38
	1,265,491	6.0	22.02	970,253	21.39

15. Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. The Company is also included in the filing of any unitary state tax returns with USB and its affiliates when permitted.

Deferred income tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

15. Income Taxes (continued)

The components of the Company's net deferred tax liability as of December 31, 2005, were:

Deferred tax assets:	
Accrued compensation	$ 1,975,467
Accrued expenses	817,867
Accelerated depreciation	172,831
Other deferred tax assets, net	101,789
Gross deferred tax asset	3,067,954
Deferred tax liabilities:	
Accrued pension and retirement benefits	(3,018,190)
Intangibles	(2,738,133)
Other investment basis differences	(158,460)
Gross deferred tax liability	(5,914,783)
Net deferred tax liability	$(2,846,829)

The Company has determined that a valuation reserve is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized principally through carry-back to taxable income in prior years and future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.